Exhibit 99.1

Press Release

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Pricing of $1.0 Billion Aggregate Principal Amount of Senior Notes

DUBLIN – March 27, 2019 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) has announced today that AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of the Company, priced their offering of senior notes, consisting of $500 million aggregate principal amount of 4.875% Senior Notes due 2024 (the “2024 Notes”), and $500 million aggregate principal amount of 4.450% Senior Notes due 2026 (the “2026 Notes” and, together with the 2024 Notes, the “Notes”). The 2024 Notes are an issuance of further notes under the indenture pursuant to which the Issuers previously issued $400 million aggregate principal amount of 4.875% Senior Notes due 2024 (the “Existing 2024 Notes”). The 2024 Notes will have the same terms as the Existing 2024 Notes, except the issue date, and will constitute a single series with the Existing 2024 Notes. The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company. The Issuers intend to use the net proceeds from the Notes for general corporate purposes.

Goldman Sachs & Co. LLC., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC., SunTrust Robinson Humphrey, Inc., and Wells Fargo Securities, LLC are serving as joint book running managers for the underwritten public offering.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the underwritten offering to which this communication relates. The registration statement automatically became effective upon filing on April 6, 2018. Investors should read the accompanying prospectus dated April 6, 2018, the preliminary prospectus supplement relating to the offering dated March 27, 2019 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. These documents may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.

The prospectus supplement and accompanying prospectus relating to the offering may be obtained from: Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282 or by calling toll-free at 1-866-471-2526; Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255 or by calling toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department or by e-mail at prospectus@morganstanley.com; SunTrust Robinson Humphrey, Inc., 303 Peachtree Street, Atlanta, GA 30308, Attention: Prospectus Department, by e-mail at STRHdocs@SunTrust.com or by calling toll-free at 1-800-685-4786; or Wells Fargo Securities, LLC, 608 2nd Avenue South, Minneapolis, Minnesota 55402 Attention: WFS Customer Service, or by calling toll-free at 1-800-645-3751.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AerCap

AerCap is the global leader in aircraft leasing with, as of December 31, 2018, 1,421 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin 2, Ireland

www.aercap.com

Press Release

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin 2, Ireland

www.aercap.com